                                                              Exhibit (a)(1)(G)

For further information contact:

Lawrence Dennedy
MacKenzie Partners, Inc.
800-322-2885

                   ROBERT E. LOW COMMENCES OFFER TO ACQUIRE
               KLLM TRANSPORT SERVICES, INC. FOR $7.75 PER SHARE

FOR RELEASE WEDNESDAY, APRIL 12, 2000

   Springfield, Mo.--Robert E. Low has commenced a tender offer through Low Acquisition, Inc., a corporation wholly owned by Mr. Low, for all of the outstanding shares of KLLM Transport Services, Inc. (Nasdaq: KLLM) at a price of $7.75 per share in cash. Following the completion of the tender offer, Mr. Low intends to consummate a second step merger in which all remaining KLLM stockholders, except those who properly assert their appraisal rights, will also receive the same cash price paid in the tender offer. The tender offer is not subject to any financing contingencies.

   The tender offer is conditioned upon, among other things: (a) there being validly tendered and not properly withdrawn prior to the expiration of the tender offer a number of shares of KLLM common stock that, together with the shares beneficially owned by Mr. Low and Low Acquisition, will constitute at least a majority of the outstanding shares on a fully diluted basis (including the exercise of all outstanding options) as of the date those shares are accepted for payment pursuant to the tender offer; (b) the preferred stock purchase rights having been redeemed by the Board of Directors of KLLM or Low Acquisition being satisfied, in its sole discretion, that those preferred stock purchase rights are inapplicable to the offer and any subsequent business transaction involving Low and KLLM, including the proposed second step merger; (c) Low Acquisition being satisfied, in its sole discretion, that the provisions of Section 203 of the Delaware General Corporation Law are inapplicable to the acquisition of shares pursuant to the tender offer and any subsequent business transaction involving Low and KLLM, including the proposed second step merger; and (d) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations under that Act. The tender offer is also subject to certain other conditions as described in the Offer to Purchase.

   Additionally, Mr. Low is filing today preliminary consent solicitation materials with the Securities and Exchange Commission for the solicitation of written consents from the stockholders of KLLM that are intended to facilitate the tender offer and the proposed second step merger.

   The tender offer is scheduled to expire at Midnight, New York City time, on Tuesday, May 9, 2000, unless the offer is extended.

   The tender offer is being made through, and the foregoing is qualified in its entirety by reference to, the related Offer to Purchase, dated April 12, 2000, and the related Letter of Transmittal. KLLM stockholders should read such documents completely prior to making any decision as to the tender offer.

   This news release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of KLLM common stock, and is not a solicitation of a proxy or written consents. The solicitation of offers to buy KLLM common stock will only be made pursuant to the Offer to Purchase and related materials that Low Acquisition will be sending to KLLM stockholders shortly, which materials have been filed with the SEC as part of the tender offer statement. KLLM stockholders will be able to obtain the tender offer statement, including the offer to purchase and related materials, for free at the SEC's Web site at www.sec.gov. KLLM stockholders are urged to carefully read those materials prior to making any decisions with respect to the offer.

   Robert E. Low, of Springfield, Missouri, is the President and Chief Executive Officer of New Prime, Inc., a Springfield, Missouri based corporation wholly owned by Mr. Low. New Prime is engaged in the interstate truckload business of providing transportation services for both temperature controlled and dry commodities.